ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

October 9, 2009	Jacob E. Comer
(617) 951-7913
jacob.comer@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Laura Hatch, Esq.

Re:	Columbia Funds Series Trust I (the “Registrant”)

Post-Effective Amendment No. 93 to Registration Statement on Form N-1A

File Nos. 811-04367, 2-99356

Dear Ms. Hatch:

Enclosed for filing on behalf of the Registrant is post-effective amendment no. 93 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under the Securities Act of 1933. The Amendment is being filed for the purpose of creating the CMG Ultra Short Term Bond Fund series of the Registrant (the “Fund”) into which the CMG Short Term Bond Fund series of Columbia Funds Institutional Trust is anticipated to be redomiciled.

In accordance with the release issued by the Securities and Exchange Commission (the “Commission”) regarding selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984), the Registrant requests selective review of the Amendment, as explained in more detail below.

Except as noted below, the information contained in the Amendment previously has been subject to review by the staff of the Commission (the “Staff”) and is substantially similar to that contained in post-effective amendment no. 38 to the registration statement of Columbia Funds Institutional Trust on Form N-1A, filed with the Commission on November 26, 2008 (the “Prior Amendment”). As compared to the Prior Amendment, the Amendment (i) updates the prospectus and statement of additional information to reflect that the Fund is a series of the Registrant and incorporates certain immaterial changes necessary to effect such change; (ii) eliminates the exchange privilege of the Fund; (iii) removes references to the other former CMG Funds, which have been liquidated and terminated, from the statement of information; (iv) incorporates current expense and performance information; and (v) incorporates certain immaterial changes necessary to conform the Amendment to the current form of the Columbia Funds’ harmonized disclosure template, with which we understand you are familiar.

Securities and Exchange Commission	- 2 -	October 9, 2009

As we discussed by telephone previously, the Registrant and its principal underwriter request that the effectiveness of the Amendment be accelerated to November 20, 2009.

No fees are required in connection with this filing.

Please direct any questions regarding the enclosed materials to the undersigned at 617.951.7913 or, in my absence, to Brian McCabe of this office at 617.951.7801.

Sincerely,

/s/ Jacob E. Comer

Jacob E. Comer

cc:	Peter T. Fariel, Esq.
Brian McCabe, Esq.